November 29, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (612)303-0808

Mr. Jerry A. Grundhofer
President and Chief Executive Officer
U.S. Bancorp
800 Nicollet Mall
Minneapolis, Minnesota 55402

Re: **U.S. Bancorp**
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 7, 2006
File No. 1-6880

Dear Mr. Grundhofer:

We have reviewed your filing and have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your future disclosure in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K filed March 7, 2006

Financial Statements as of and for the year ended December 31, 2005

Note 1 – Significant Accounting Policies, page 66

General

1.   We note a significant portion of your income is derived from non-interest
      revenues. In future filings please disclose your accounting policy for recognition
      of the following non-interest revenue items, which appear material as a
      percentage of total non-interest income. Include the period over which the
      revenue is recognized, the method(s) you use for recognition and the specific
      accounting literature you use to determine the appropriateness of your policy.
      Provide us with your proposed future disclosure.

      - credit and debit card revenue;
      - merchant processing services;
      - trust and investment management fees; and
      - deposit service charges.

Note 21 – Derivative Instruments, page 93

2.   For each type of hedging relationship entered into during the periods presented,
      please tell us how you determined that they met the criteria for hedge accounting
      pursuant to paragraphs 20, 21, 28 and 29 of SFAS 133. Specifically address the
      following for each type of hedging relationship:

      - the nature and terms of each hedged item or transaction (including any
        conversion, call, or interest rate deferral features);
      - the nature and terms of the derivative instruments;
      - the specific documented risk being hedged;
      - the type of SFAS 133 hedge (fair value, cash flow, etc.); and
      - the quantitative measures you use to assess hedge effectiveness (at inception
        and on an ongoing basis) and calculate hedge ineffectiveness.

3.   Please tell us whether you use the short-cut method or matched terms for
      assuming no ineffectiveness for any of your hedging relationships that qualify for
      hedge accounting treatment under SFAS 133. If so, please tell us how you
      determine the hedging relationship meets each of the conditions in paragraph 68
      or 65 of SFAS 133.

* * * * *

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Mr. Jerry A. Grundhofer
U.S. Bancorp
Page 3 of 3

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amanda Roberts, Staff Accountant, at (202)551-3417 or me at (202)551-3474 if you have questions.

Sincerely,

Sharon Blume
Senior Staff Accountant

cc: Mr. David M. Moffett
Chief Financial Officer
via facsimile: (612)303-0858

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